SUPPLEMENT
(TO OFFER TO PURCHASE DATED MAY 19, 1999)


                             AIMCO PROPERTIES, L.P.

                        Increase in Offer Consideration
                                  relating to
         the offer to acquire units of limited partnership interest in
                          CENTURY PROPERTIES FUND XIX
                          in exchange for $230 in Cash


         Pursuant to an Offer to Purchase, dated May 19, 1999, we have offered to acquire units of limited partnership interest in your partnership. Recently, we have decided to increase our offer price per unit to $230.




                                 June 11, 1999